Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(Dollars in millions)	2017	2016
Fixed Charges:
Interest expense [1]	$487	$489
Interest capitalized	16	16
One-third of rents [2]	67	64
Total fixed charges	$570	$569
Earnings:
Income from continuing operations before income taxes	$4,118	$3,834
Fixed charges per above	570	569
Less: capitalized interest	(16)	(16)
	554	553
Amortization of interest capitalized	5	4
Total earnings	$4,677	$4,391
Ratio of earnings to fixed charges	8.21	7.72

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $7 million and $10 million for the six months ended June 30, 2017 and 2016, respectively. The ratio of earnings to fixed charges would have been 8.31 and 7.86 for the six months ended June 30, 2017 and 2016, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.